November 28, 2007

Room 4561

Mr. Daniel Bertrand
Executive Vice President and
  Chief Financial Officer
Copernic, Inc.
388 St. Jacques Street West, 9th Floor
Montreal, Quebec
Canada, H2Y1S1

>   **Re: Copernic, Inc.**
>   **Form 6-K filed March 6, 2007**
>   **File no. 000-171164**

Dear Mr. Bertrand:

We have reviewed your response to our letter dated October 31, 2007 in connection with the above-referenced filing and have the following comment.   Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K filed March 7, 2006

Exhibit 99.1

1.   We have read your response to prior comment numbers 2 and 3 and it appears that your presentation does not comply with the Commission's guidance regarding financial statements of an acquired business in several respects. Unless you obtained a pre-filing waiver from the Division's Chief Accountant allowing such non-compliance, we believe that you must file correcting amendments.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding this comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief